EXHIBIT 99.1

FOR IMMEDIATE RELEASE
PRESS RELEASE

MAGAL RECEIVES A $2.5 MILLION ORDER TO SECURE POWER SUBSTATION SITES IN EASTERN EUROPE

YAHUD, Israel – Nov. 25th, 2013 -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) announced today, that it received a repeat order, to secure 13 power transmission substations for a large power company in Eastern Europe for $2.5 million. The order includes the supply and installation of intrusion detection systems.

Eitan Livneh, President and CEO of Magal S3, commented: “We are pleased with this repeat order and the increased momentum we have seen in the past few weeks. A follow on order is a sign of a happy customer.  It also demonstrates how our past efforts and success with customers, as well as our investment in maintaining long-term relationships with them continue to yield fruits over many years.”

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal Security Systems Ltd.
Eitan Livneh, CEO
Tel: +972-3-539-1421
Cell: +972-54-430-7370
Assistant: Ms. Elisheva Almog
E-mail: ElishevaA@magal-s3.com
Web: www.magal-s3.com

CCG Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1 646 201 9246
Int’l dial: +972 3 607 4717
E-mail: magal@ccgisrael.com